SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Delhaize Group News # 11/June 2005

Dear Shareholder,

On May 12, we announced our results for the first quarter of 2005. For the first time, we reported under the International Financial Reporting Standards (IFRS, see page 2 of this newsletter).

We posted 3.1% sales growth at identical exchange rates driven by the integration of Victory in the northeastern U.S., 0.5% comparable store sales growth in the U.S. and 2% comparable store sales growth in Belgium. The economic environment and competition in the Southeast of the U.S. have weighed on our sales growth at Food Lion and Harveys. We continued to see good sales at Hannaford, in Belgium, Greece, Romania and Indonesia.

Better inventory results at Food Lion and in Belgium helped support a stronger gross margin, which compensated for higher operating expenses, allowing us to maintain our operating margin at the strong 4.7% level.

Net profit amounted to EUR 81.3 million in the first quarter of 2005, an increase of 106.2% over the first quarter of 2004, as a result of a decrease in the charge for discontinued operations1 from EUR 43.8 million in the first quarter of 2004 to EUR 2.3 million in the first quarter of 2005.

In the first quarter, we continued to work strategically at further differentiating the positioning of our companies.

Food Lion is preparing to launch its third market renewal in early summer in Greensboro, North Carolina and its fourth market renewal this fall in Baltimore, Maryland. In addition, six Food Lion stores were converted to the Harveys banners in the first quarter, with six other stores planned for the remainder of the year.

Hannaford worked on the integration of Victory. In the first quarter, we decreased the prices of thousands of products at Victory to align it with the EDLP strategy of Hannaford. Since April, four Victory stores have been converted to the Hannaford banner. Since conversion, these stores have performed above their budgeted sales because of higher average order size and a higher number of transactions. In the coming months, the conversion process will be accelerated and will be completed before the end of the year.

In Florida, the consumer reaction to our Sweetbay stores remains very positive. Both remodeled and new Sweetbay stores realize large improvements in sales growth and mix. Sales in the remodeled Sweetbay stores in the Fort Myers/Naples market, one of the better markets for Kash n’ Karry in Florida, have increased by more than 40% on average, reinforcing our confidence in the Sweetbay launch. Currently, ten Sweetbay stores are operating. Approximately twenty more stores will be converted or opened under the “Sweetbay” banner by year-end.

In Greece, Alfa-Beta confirmed the positive sales momentum of the fourth quarter of last year. After the price decrease of 2,300 products in 2004, we again decreased the price of approximately 1,000 products in the first quarter of 2005. This more competitive pricing, major efforts in our private label assortments and the accelerated expansion of our store network by eight stores versus the end of the first quarter of 2004, all support the continued increase of our market share.

For 2005, we plan an extension of Delhaize Group’s sales network by approximately 102 stores, and we anticipate sales and other revenue growth of 3.5% to 4.5% at identical exchange rates. For our U.S. operations, we expect comparable store sales to grow between 0.5% and 1.0%. Operating profit is projected to grow by mid single digits, net profit by 15% to 20%, both at identical exchange rates.

To achieve these objectives, we will implement a number of growth initiatives. In the U.S., Food Lion will continue its market renewal efforts; Hannaford will further integrate Victory; and Kash n’ Karry will continue its successful Sweetbay conversions. In Belgium, we completed the Cash Fresh acquisition on May 30, 2005, following the unconditional approval of the competition authorities.

We will reinforce our differentiation from our competitors, for example, by further developing our private label offering. Food Lion just launched “Butcher’s Brand Premium Beef”, an exclusive private label line of fresh beef. The launch was preceded by extensive customer research, the selection of the best suppliers, an intensive in-house training program to enhance the knowledge of beef and refine the cutting skills of our butchers.

In the first months of the year, we saw more aggressive pricing in the southeastern U.S. and a weaker economic environment in Belgium, and in order to maintain our sales momentum in both markets, we will make the appropriate additional investments in our price competitiveness. We have taken this into account in our profit outlook for 2005. These actions will be supported by important marketing efforts, such as the media campaign recently launched in Belgium putting in the spotlight our multi-tiered price offering, including our assortment of quality basic products under the European “365” brand, our extensive private label range as well as national brands.

Delhaize Group is committed to support its long-term growth. We have a clear strategy to further increase our concept differentiation and to improve our executional excellence. We implement initiatives throughout our markets in a planned and systematic way to build our long-term success. In addition, as we are doing currently, we will continue to invest in our price competitiveness to respond to a more challenging environment.

/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers President & CEO, Delhaize Group

(1)	Discontinued operations includes the Kash n’ Karry stores closed in the first quarter of 2004, our former Thai operations and our Slovak operations to be sold later this year.

Delhaize Group News # 11/June 2005

Delhaize Group’s First Results under the International Financial Reporting Standards (IFRS)

The attentive reader probably remarked that the presentation of Delhaize Group’s Q1 2005 results and the results themselves differ from the Group’s previous results. The difference is linked to Delhaize Group’s adoption of IFRS.

In an effort to increase the transparency and comparability of companies’ financial statements throughout Europe, a European Union Directive of 2002 requires approximately 7,000 listed companies in the E.U. to report their consolidated financial results under IFRS beginning in 2005. Therefore, from Q1 2005 forward, Delhaize Group no longer reports under Belgian GAAP, but reports under IFRS.

Delhaize Group has decided to publish two comparative years (2003 and 2004) in its 2005 annual report to provide the users of its financial statements a complete and understandable view on the Company’s financial performance.

Under IFRS, Delhaize Group will use geographical segments for its primary segment reporting in line with its operational structure. Segment information will be provided for four geographical segments: the United States, Belgium, Greece and Emerging Markets. Emerging Markets include the Group’s operations in the Czech Republic, Slovakia, Romania and Indonesia and, for historical financials, also the divested operations in Singapore and Thailand.

The main differences between Delhaize Group’s results under Belgian GAAP and IFRS are:

•	The income statement is presented by function (split by activity: retail, logistics, headquarters, distribution centers, etc.) under IFRS. Under Belgian GAAP, the statement was presented by nature (split by nature of the costs: salaries, advertising, depreciation, etc.).

•	IFRS does not have a separate presentation of exceptional items. Discontinued operations will be reported on a separate line on the operating statement;

•	Goodwill and indefinite lived intangible assets will no longer be amortized but tested annually for impairment;

•	Stock based compensation will be expensed under IFRS. Under Belgian GAAP, compensation related to stock options was not expensed;

•	Treasury share valuation adjustments will not be recorded under IFRS; treasury shares are accounted for at cost in equity under IFRS;

The new standards also impact Delhaize Group’s balance sheet. Because goodwill is recorded in the currency of the acquired company under IFRS, there is a significant decrease of equity versus the Belgian GAAP balance sheet due to currency translation differences. As a consequence, the net debt to equity ratios under IFRS are slightly higher than under Belgian GAAP. Under Belgian GAAP, net debt to equity at the end of 2004 was 76.5%, while under IFRS, this was 90.5%.

More information on Delhaize Group’s key policy decisions with regard to the adoption of IFRS and detailed disclosure on the different items affecting Delhaize Group’s financial statements under IFRS can be found in Delhaize Group: Transition to IFRS - preliminary financial information, available on the Group’s website or on request from the Investor Relations Department.

The Q1 2005 Results: Highlights

•	Organic sales growth of 1.5%

•	Continued strong operating margin of 4.7%

•	Operating profit increase by 3.8% at identical exchange rates

•	Net profit of EUR 81.3 million

IFRS, in millions except per share amounts	In USD Q1 2005	Q1 2005	In EUR Q1 2004	Change

Net sales and other revenues	5,661.8	4,317.7	4,327.9	-0.2%
Cost of sales	(4,226.8)	(3,223.3)	(3,273.3)	-1.5%
Gross profit	1,435.0	1,094.4	1,054.6	+3.8%
Gross margin	25.3%	25.3%	24.4%	—
Other operating income	22.7	17.3	17.8	-2.9%
Selling, general and administrative expenses	(1,182.4)	(901.7)	(865.9)	+4.1%
Other operating expenses	(7.1)	(5.4)	(1.8)	+196.9%
Operating profit	268.2	204.6	204.7	—
Operating margin	4.7%	4.7%	4.7%	—
Finance costs	(96.8)	(73.9)	(76.8)	-3.9%
Income from investments	4.7	3.6	2.5	+39.9%
Profit before taxes and discontinued operations	176.1	134.3	130.4	+3.0%
Income tax expenses	(67.2)	(51.3)	(46.4)	+10.5%
Net profit from continuing operations	108.9	83.0	84.0	-1.1%
Result from discontinued operations, net of tax	(3.1)	(2.3)	(43.8)	+94.7%
Net profit before minority interests	105.8	80.7	40.2	+101.0%
Minority interests	0.8	0.6	(0.8)	—
Group share in net profit	106.6	81.3	39.4	+106.2%
Basic net earings per share (in EUR)	1.14	0.87	0.43	+103.4%

The press release on Delhaize Group’s Q1 2005 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or it can be obtained from the Investor Relations Department.

Delhaize Group News # 11/June 2005

Food Lion Introduces Exclusive New Products

Over recent years, Food Lion has focused its efforts on enhancing the offering and customer experience in its meat, produce, fish, deli and wine departments. In the stores that underwent a market renewal for instance, the wine offer was expanded from 400 to 1,200 items. One of the strategic vehicles to differentiate its assortment, is its private label offering. In the first months of 2005, Food Lion introduced two new exclusive items to its product mix: a new beef assortment called “Butcher’s Brand Premium” and a wine offer called “Braidenwood Estates”.

This past April, Food Lion introduced Butcher’s Brand Premium Beef, an exclusive line of fresh beef that guarantees each cut to be tender, flavorful and juicy every time. Available only at Food Lion, Butcher’s Brand was developed with over a year of market research and planning. Working with only a select number of Midwestern beef suppliers, Food Lion agreed new product specifications for the marbling, texture and age of the premium beef and trained all meat department associates to be able to speak with the customer on the new beef offering. All cuts are available, including ground beef, and all are hand-trimmed at the store.

In February of this year, Food Lion had announced that the Canandaigua Wine Co., based in Canandaigua, N.Y would make Braidenwood Estates wine exclusively for Food Lion. Established in 1945, the Canandaigua Wine Co. markets and sells a wide array of affordable, popular and premium wines. Canandaigua brands include Robert Mondavi, Turner Road and Inglenook. Customers can find Braidenwood Estates in the over 1,000 Food Lions in their wine department and in the deli, next to specialty cheeses. Braidenwood Estates is available in two varieties: chardonnay and cabernet.

The introduction of Butcher’s Brand beef and Braidenwood Estates wine allows the customer to identify and connect only Food Lion with these special offerings which match Food Lion’s focus on delivering consistent quality products everyday at great prices.

Shareholder Information

Financial Calendar

• ADR dividend record date	May 27, 2005

• Dividend for the financial year 2004 becomes payable to owners of ordinary shares	May 31, 2005

• Dividend for the financial year 2004 becomes payable to ADR holders	June 10, 2005

• 2005 second quarter results	August 11, 2005

• 2005 third quarter results	November 10, 2005

Ticker Symbol

•	Ordinary shares (Euronext Brussels): DELB

•	ADRs (NYSE): DEG (each ADR represents one Delhaize Group ordinary share).

Depositary Agent ADRs

•	The Bank of New York

P.O. Box 11258

New York, NY 10286-1258

Toll-Free Ph#: +1 877 853 2191

shareowners@bankofny.com

Delhaize Group News

•	People interested in receiving the electronic version of this newsletter may fill out the subscription form at www.delhaizegroup.com/en/in_mailnews.asp

Where to Find Delhaize Group Stock Quotes

•	www.delhaizegroup.com

•	www.euronext.com

•	www.nyse.com

Contacts & Inquiries

Delhaize Group Investor Relations Rue Osseghemstraat 53 1080 Brussels Belgium Tel: +32 2 412 21 51 Fax: +32 2 412 29 76	Delhaize Group Investor Relations P.O. Box 1330 Salisbury, NC 28145-1330 United States Tel: +1 704 633 8250, ext 3398 Fax: +1 704 645 2050

•	Information regarding Delhaize Group (including press releases, annual reports and share price) can be found on Delhaize Group’s website: www.delhaizegroup.com

•	Questions can be sent to: investor@delhaizegroup.com

Delhaize Group's website also offers the possibility to subscribe to email alerts on various topics: agendas of the general meetings, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and transparency notifications.

Delhaize Group News # 11/June 2005

Forward-Looking Statements

Some of the statements in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Definitions

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Free cash flow: cash flow before financing activities and financial investments

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

Non-GAAP Measures

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the newsletter, the used non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

Delhaize Group News # 11/June 2005

Organic Sales Growth Reconciliation

(in millions of EUR)	1st Q 2005	1st Q 2004	% Change
Net sales and other revenues	4,317.7	4,327.9	-0.2%
Effect of exchange rates	143.6	—
Identical exchange rates growth	4,461.3	4,327.9	+3.1%
Victory Super Markets (1)	(67.0)	—
Organic sales growth	4,394.3	4,327.9	+1.5%

(1)	At 2004 exchange rates.

Free Cash Flow Reconciliation

(in millions of EUR)	1st Q 2005	1st Q 2004
Net cash provided by operating activities	168.3	261.0
Net cash used in investing activities	(99.4)	(89.4)
Investment in debt securities	8.1	15.5
Free cash flow (before dividend payments)	77.0	187.1

Net Debt Reconciliation

(in millions of EUR)	March 31, 2005	December 31, 2004	March 31, 2004
Non-current financial liabilities	3,516.7	3,343.1	3,372.2
Current financial liabilities	51.2	69.0	277.3
Derivative liabilities	8.7	15.1	8.5
Derivative assets	(2.5)	(6.3)	(15.1)
Investment in securities - non-current	(116.2)	(115.9)	(130.6)
Investment in securities - current	(36.2)	(24.6)	(22.1)
Cash and cash equivalents	(770.8)	(660.4)	(571.7)
Net debt	2,650.9	2,620.0	2,918.5
Net debt to equity ratio	84.7%	90.5%	98.9%

Identical Exchange Rates Reconciliation

	1st Q 2005			1st Q 2004	2005/2004
(in millions of EUR, except per share amounts)	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,317.7	143.6	4,461.3	4,327.9	-0.2%	+3.1%
Operating profit	204.6	7.8	212.4	204.7	—	+3.8%
Net profit from continuing operations	83.0	2.8	85.8	84.0	-1.1%	+2.2%
Net EPS from continuing operations	0.89	0.03	0.92	0.90	-0.9%	+2.4%
Group share in net profit	81.3	2.8	84.1	39.4	+106.2%	+113.2%
Basic earnings per share	0.87	0.03	0.90	0.43	+103.4%	+110.4%
Free cash flow	77.0	5.5	82.5	187.1	-62.3%	-55.9%

(in millions of EUR)	1st Q 2005			1st Q 2004	Change
Net debt	2,650.9	104.1	2,546.8	2,620.0	+1.2%	-2.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: June 30, 2005	By:	/s/ Michael R. Waller
Michael R. Waller Executive Vice President

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